UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
METAL STORM FIRES MAUL WEAPON AT
2008 NDIA SMALL ARMS EXPOSITION
Brisbane, Australia — 22nd May, 2008 — Defence technology company Metal Storm Limited (ASX: MST and NASDAQ: MTSX), is pleased to announce that earlier today Metal Storm Inc. conducted a successful public live fire demonstration of the Metal Storm 12-Gauge Multi-shot Accessory Under-barrel Launcher (MAUL) at the International Infantry & Joint Services Small Arms Systems Symposium in Dallas Texas.
The demonstration was open to all symposium visitors that wished to attend. Over 100 military and civilian personnel attended the firing, which demonstrated the MAUL in fully automatic (400rpm) burst fire mode.
The symposium, which is sponsored by the National Defense Industrial Association, is a premier event running from May 19-22 where Small Arms communities come together for technical paper presentations, informational speakers and exhibits of the hardware used by current and future defence organisations.
The MAUL is designed to fit to existing assault rifles as a semi-automatic accessory weapon, enhancing firepower and capability without the need to carry a separate gun, and was developed under a contract to the United States Marines Corps Warfighting Laboratory.
Metal Storm Inc. General Manager Peter D. Faulkner said the symposium provides Metal Storm with the ideal platform to showcase a range of products that were rapidly approaching commercialisation.
“This successful demonstration is a further enhancement of the credibility of the MAUL product before an audience of key decision makers from potential civilian and military customers,” Mr Faulkner said.
As well as the demonstration, Metal Storm is also exhibiting in its booth a static display of the 3GL three shot 40mm grenade launcher, the MAUL, and the FireStorm multi-barrel remotely-operated weapons system mounted on an iRobot Warrior robotic platform.
The Symposium draws government, industry, law enforcement and international participants, in addition to a strong representation from all branches of the military.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

®	METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM LIMITED — RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING
BRISBANE, AUSTRALIA — 23 May 2008 — Metal Storm Limited (ASX trading code: MST, NASDAQ Small Cap ticker symbol MTSX announces the resolutions passed at the company’s Annual General Meeting, held in Brisbane today.
Ordinary Business
2	That Mr T J O’Dwyer, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.

Proxies to vote for 210,840,142 Proxies to vote against 2,907,303 Proxies to abstain 452,655 Proxies to vote at the proxy’s discretion 126,372,196

This resolution was decided by a show of hands.

3.	Remuneration Report

That the section of the Directors’ report in the 2007 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.

Proxies to vote for 205,417,774 Proxies to vote against 6,704,379 Proxies to abstain 2,103,372 Proxies to vote at the proxy’s discretion 126,346,771

This resolution was passed on a show of hands.
Ends

Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
ANNUAL GENERAL MEETING
23RD MAY 2008
CHIEF EXECUTIVE OFFICER’S ADDRESS
Introduction
When I gave last year’s AGM speech I had been with the company for 3 months. Now, with a full and fascinating year in the job behind me, I am looking forward to bringing you up to date on our recent successes and plans for the future.
We are now within striking distance of having our first qualified Metal Storm weapons and ammunition. We have the project plan, the people and the partnerships to make it happen — and all are committed. So my theme for the presentation today is “the path to commercialisation”
In today’s presentation I will cover the overall progress made over the past year, and I will report on the NOW, NEXT and AFTER NEXT portions of our strategic plan. In addition I will overview the agreement with Singapore Technologies Kinetics (STK) for qualification, manufacture, marketing and distribution of 3GL and 40mm munitions. Also I will review our new potential products, our US operations, and give some insight into the long term outlook for the Company.
Overview of the last 12 Months
Last year at the AGM we announced that we had completed many operational changes to the Company. This year, by comparison, there have been few. Our R&D facilities in Richlands are proving their worth, the predominance of engineers in our staff remains consistent, the cost savings of 29% we announced last year have been maintained and improved upon, our Leadership, Board and staff have been relatively consistent, and our mission to commercialise our 40mm systems is the same.
This “sameness” ironically brings the biggest difference of all — Stability! — the ability of our team to focus on the task at hand and get on with it, rather than being caught up in the upheaval of restructuring and change.
Now I also want to be clear on the other key differences.
Last year when I stood before you the Company was in a very different position to where it is now. In May 2007 we had one month to go before the convertible note performance covenants had to be passed or the Company would be lost. The 3GL was unproven — it had never fired a single round of HE, the 3GL and Redback were the only potential products in our portfolio, and the Company had no partners to take its products to manufacture, or to market, sell or distribute its products worldwide.
Today, we have a Company that has passed its convertible note performance covenants, has fired hundreds of rounds of inert, safe/arm, HE and EBX grenades through 3GL, has FireStorm & MAUL as additional product lines, a partner committed to manufacture 3GL and munitions, and a partner with international marketing, sales and distribution networks motivated to making 3GL and other Metal Storm product sales.
But probably the simplest and most telling of all indicators is that in the last 12 months the Australian Engineering team test fired for 58 days on ranges in Australia and Singapore, a seven fold increase on the prior year. Combined with MSI, the Company performed 85 days of test firing over the last year — on average one in every three working days. It shows categorically that the Company is diligently working to fine tune the weapons and munitions ready for certification and manufacture.
STRATEGY
In last year’s address I introduced you to a simple strategic planning structure which I called NOW - NEXT — AFTER NEXT.
NOW — The NOW strategy was to meet the technical and financial covenants set by our convertible note holders, which had a deadline of June 30, 2007.
This totally consumed the Company for the first half of 2007, as any failure to meet the covenants threatened the very existence of Metal Storm and our shareholders’ investments.
The covenants demanded that Metal Storm produce fully-functional prototypes of the Redback remotely-operated weapons system, the 3GL three-shot grenade launcher and High Explosive, Enhanced Blast and Airburst 40mm munitions.
The Metal Storm Engineering Team conducted live firing through May and June 2007 in Singapore through a test plan set and witnessed of an independent expert appointed by the convertible note Trustee.
We succeeded.
The team went on to conduct the first trial of Redback intercepting incoming simulated rocket-propelled grenades. The team scored direct hits on the incoming projectiles, proving that Metal Storm weapons have the temporal precision to intercept rapidly moving targets.
http://www.metalstorm.com/release/redback-400k.html
As a result of the successful tests, our partner Electro Optic Systems Ltd is now engaged in development work on the laser sighting and RPG tracking modules essential for the Redback anti-RPG capability.
Achieving the June objectives was a huge milestone for the company and I congratulate all members of our engineering team on this success.
NEXT
Having completed the NOW outcomes, the Company immediately turned its attention to the NEXT strategy, which was to bring the technology to market as quickly as possible as a qualified product set

To do this the Company needed to: get a product ready to sell that buyers would pay for; to officially qualify that product for military use; to secure a partner willing to invest in manufacturing the product; and to secure a partner willing to invest in marketing, sales and distribution.
It also needed to build a pipeline of committed interest from potential customers, and to remain agile to exploit opportunities for variants or other products which could lead to profitable sales more quickly.
On the product cost front our main challenge was the design of the 40mm ammunition. The 40mm tailpiece design had performed well in the June firings but was too expensive to manufacture.
While a re-design would cause delay, it was essential for the Company’s long term commercial success. Therefore over the last six months the engineering team has designed a brand new tailpiece, cutting the manufacturing cost by 80 per cent while improving performance. In my view, the design is a work of art and we now have a practical, cost-engineered product to work with for testing and subsequent qualification.
The qualification, manufacturing and commercial strategy is another important aspect of delivering Metal Storm weapons systems. A design masterpiece is no use without someone to build it and someone to sell it.
STK Agreement - In February 2008, Metal Storm signed a Joint Collaboration Agreement with Singapore Technologies Kinetics (STK). Crafted over many months, this agreement sets in place a solid process to take 3GL and the Metal Storm 40mm ammunition from where they are today to full mass production, with global marketing, sales and distribution.
The Agreement focuses first on the qualification of the 40mm munitions and 3GL. STK is managing the qualification process using its extensive ballistics, munitions and weapons experience. Before the end of the year, thousands of rounds will be fired and a wide range of environmental, ballistics and safety tests will be carried out to qualify the ammunition and the 3GL. The 3GL/ammunition system will then be deemed qualified for safe man-firing by military forces in field trials.
On completion of the qualification, and once appropriate feedback from military trials is received, the Agreement defines a process to take 3GL and ammunition through production engineering and tooling to full mass production.
I cannot over-emphasise the importance of this Agreement to Metal Storm. While on the weapon side it currently only covers 3GL, the ammunition can be used in all Metal Storm single and multi-barrel 40mm weapon systems. Once ammunition is qualified and manufactured, it opens up broad opportunities to sell 40mm weapons with qualified ammunition in a variety of configurations.
3GL - this is the 3GL mounted to an M16 Assault rifle. It is light, fits neatly under the assault weapon and trebles the instantaneous firepower of the soldier carrying it.
To see this 3GL in action please watch the following video:

http://www.metalstorm.com/release/3gl-mar-08.html
The last shot on the video was the 3GL mounted on an M16 with no recoil mitigation, firing a stack of three rounds — the first being Safe/Arm (which armed), and the second two being high explosive enhanced blast rounds. As you can see the front door was obliterated by the multiple impacts!
Sales & Marketing
Ramping up our sales and marketing efforts is crucial to ensure that the market is keen to receive our first products when they become available. In the USA, we have substantially increased business development investment in the past 6 months, and we have also increased our presence at events internationally.
Conferences and Exhibitions will play an important role in building market awareness of Metal Storm products. 3GL and Redback were at the Singapore Air Show in February, and will also be exhibited at the EuroSatory Defence Exhibition in Europe in June. Meanwhile 3GL, FireStorm and MAUL are at the NDIA show as we speak, and will be at AUSA in Washington in September.
US Operations
Metal Storm Incorporated (MSI) in the USA, under the leadership of Peter Faulkner, is the key to Metal Storm maintaining close touch with its primary customer base.
MSI has had a busy year completing R&D and limited production contracts, creating new weapons systems based on US Military demand and expanding its marketing capability in anticipation of qualified weapons and ammunition being available to sell.
The Company has made a significant investment in business development by appointing EH Group to spearhead its penetration into DoD, Homeland Security and Law Enforcement. EH Group is a team of 5 former military officers and program managers who specialise in winning defence contract business for Companies like ours.
MSI’s achievements this year also include the creation of two brand new Metal Storm products - FireStorm and Maul.
The FireStorm four-barrel 40mm remotely-operated weapons system was inspired by work done on an SBIR contract but was designed and built in record time using Metal Storm R&D funds.
It is light, cost-effective and fires both lethal and non-lethal munitions. Last December it was integrated with an iRobot Warrior UGV to perform the acceptance test firing of non-lethal munitions for the Metal Storm Crowd Control SBIR contract. FireStorm can also fire the same 40mm ammunition that STK is currently qualifying, ensuring it fits within the overall product roadmap.
http://www.metalstorm.com/release/FireStorm-400k.html

The Multi-Shot Accessory Under-barrel Launcher (MAUL) is an 18mm (12gauge) four-shot accessory grenade launcher and shotgun that fits neatly under the barrel of an infantry combat weapon.
A bench gun has been developed under contract with the US Marines Warfighting Laboratory, with resulting test firing meeting US Marines expectations. MSI has now moved to complete the full weapon design, in anticipation of further military contracts for MAUL in the near future.
I am pleased to announce that less than 36 hours ago ago MSI conducted a live fire demonstration of MAUL in a public forum at one of the world’s premier small arms events, the International Infantry & Joint Services Small Arms Systems Symposium in Dallas, Texas. The MAUL bench gun was fired in fully automatic mode (400rpm).
The event generated a great deal of interest in our technology, which is important to attract further contract funding to assist the Company to progress MAUL toward commercialisation.
http://www.metalstorm.com/release/maul-400k.html
Another role of MSI is in partnering development. During 2007 MSI signed a number of partnering agreements including an agreement with iRobot. This important partnership pairs Metal Storm with the most successful military robot manufacturer in the world. The combined teams have already demonstrated the integration of their systems in live fire demonstrations.
AFTER NEXT
Metal Storm expects three major revenue streams medium term. The most immediate is R&D contract revenue and MSI is already delivering this. The next is higher margin, low volume sales of multi-barrel systems such as Redback and FireStorm, the delivery of which will not require dedicated manufacturing facilities.
Finally, the largest but most long term is the delivery of large volume products such as 3GL, MAUL and munitions, where full scale manufacturing production engineering and tooling is needed. With this final revenue stream, an important commercial differentiator of Metal Storm kicks in. Unlike other weapons manufacturers that only make guns, Metal Storm has unique technology embedded in both the guns and the bullets — longer term the recurring revenue from ammunition adds to the value proposition.
As soon as we have qualified munitions, expected at the end of this year, the AFTER NEXT strategy can ramp up.
In past years the Metal Storm team developed many valuable concepts and core technologies. Our current achievements build on this base, only now with a narrower focus, culminating at a point when we finally qualify a weapon and a munition and put it on the battlefield.
Once this is done, with the credibility of fielded operational weapons systems and a positive cash flow, the Company can apply qualified munitions and qualified barrels in other configurations to meet the specific needs of military, homeland security and law enforcement agencies for lethal and non-lethal applications worldwide.
In conclusion, the Company has moved into the final phases of development of its first product set, with clear tasks to complete development, qualify, manufacture, sell and generate revenue. The company is more focused than it has ever been, and the workload carried by its small staff is directed at this single goal.
I would like to echo the Chairman’s comments and in particular his thanks in regard to the staff. We are very fortunate to have each and every one of them, and it is on the shoulders of their achievements that the rest of us stand.
Finally to each of you, the owners of this unique company: thank you for your support, patience, and your belief in the technology that will ultimately change the future of projectile weapons forever.
END

METAL STORM LIMITED ACN 064 270 006
ANNUAL GENERAL MEETING
23rd MAY 2008
CHAIRMAN’S ADDRESS
Fellow Shareholders
I made comment in the already circulated annual report papers, that the Company continues its determined, step-after-tested-step process to providing 3GL and Redback to the military market.
In looking at the pre-circulated Chairman’s address in the Annual Report I realised I missed a glaring error which should have been picked up in proofing. The figure quoted there of $43 million spent by the company to date should have been $73 million. The point I made there has not altered but I wanted to bring the reality of that figure to your attention.
It has been a year of balancing what Metal Storm must engineer to achieve our specified outcome at the lowest cost.
When Dr Lee Finniear speaks with you next, he will detail how we have gone about this work and the outcomes we have obtained.
My summary of the year is we can report solid progress to our objective. I am also happy that, for the first time, there is a clear straight line between one of our potential products and its delivery as a complete weapon system. The 3GL will be unique in its functionality. The Company’s expectation is 3GL will have strong acceptance in the market.
That is not to say the work is over. Much still must be done before the systems are rolling off production lines, but we can now see a clear path to orderly completion, sale, delivery and use (where that is unfortunately necessary) for 3GL.
When we are successful in that, we see this product as the key to the recognition of the usefulness of the technology in other applications. Consequently, this is expected to be the first of many military and civilian uses where what the Company has done to date will accelerate future developments. But that work is for the days after 3GL is done.
That said, Dr Finniear will talk about other contract work and other developments in the USA. Those other developments do not contradict our concentration on 3GL. Before we decide to undertake them, we assess whether they fit into some part of the 3GL development directly or indirectly and extend it. The company undertakes these projects on related applications where that makes financial and organisational sense. In all of this the company is trying for balance between funds available and value adding outcomes, between the work now and its past work.
It came to my attention after our last AGM that the way we explained how the Company would progress the Redback and 3GL programs may have implied that everything done in the past was of very limited value. If it came across in that way then both Lee Finniear and I confused our message.

The clear, true position is the Company makes use of the past engineering and science everyday. Consequently, it owes a great debt to those who have gone before. Recognition for that will axiomatically be easier when the company is a success, but during this ongoing period of product development I don’t want you to lose sight of past major contributors.
Our primary recognition on success must be to Mike O’Dwyer. His creative vision, early administration of the Company and exploration of potentials of the technology are all building blocks of today. His colleague and mate Graham Bugden, ensured the early engineering provided a good base for work via subsequent Chief Scientists, George Bergeron and Joe Cronin. Mike’s son, Sean, who has left the Company this past year to pursue a career as a full-time inventor, joins those other engineering pioneers of the technology.
I should make clear however that these comments are not meant to suggest the Company has made no mistakes in the past or currently. For example, we have tried a number of strategies with varying degrees of benefit, explored leads which went nowhere, got excited about prospects where the technology was too underdeveloped to provide the desired outcome in reasonable time. This past year our communication with shareholders has been less effective than we would have liked. We pay attention to these things and when the demand/resources balance allows we fix them.
Despite those things, I believe the Company’s underlying worth has been growing even though the Company’s consolidated net asset position has declined over the year. I would like to point out that the accounting standards no longer allow us to recognise expenditure incurred on development work as an asset. The effect of the standard is that it appears that the work the Company has done on the technology is just tearing up capital for no addition to the Balance Sheet. We believe the work that this expenditure represents will create shareholder value in future. There is no point in arguing, the international dye has been set, but this strange outcome lies within an accounting regimen which says that one accounting standard will fit all circumstances.
Although the Balance Sheet cannot reflect it, we try extremely hard to ensure if the company spends money, it is going to obtain value for it. My comments in the formal annual report also draw attention to this point.
Let me talk for a moment on shareholder value. The Board accepts that the Company has disappointed with its share price performance in the last year. We would like to be in a position where we could better underpin the Company’s value by providing certainty about the who, when and what of our first 3GL sales. Today, however, we cannot do that with sufficient certainty to state the time of the financial outcome. We have put Metal Storm into a position where it is closer to that outcome but the company is not there yet. We have substantially increased the likelihood of long term value during the past 12 months. We have increased the probability of success but still have to demonstrate it. We remain confident that value will flow but cannot be definitive about the when. We accept that is a negative but are not happy or complacent about it.
You will be aware we listed our Convertible Notes on the Port Moresby Stock Exchange recently. We did that because there was good demand for interest bearing paper in that country and because it also allowed us to take an early step in reorganising our capital structure.

As we announced earlier this week, we are also considering extending our Notes’ maturity date by a further year. We are in discussions with Harmony Investment Fund, our largest Noteholder, to facilitate this.
Coupled with the extension would be an issue of new Notes to raise about $6 million by way of a rights issue of new Notes to existing Noteholders underwritten by Harmony or its associates and a placement of new Notes to Harmony or its associates.
These discussions are still underway, and no final decisions or agreements have been reached. If this proceeds, it will be subject to Noteholder, and possibly shareholder, approval and other conditions.
What the Board knows is that the value of the company will be enhanced when the 3GL is demonstrated as a fieldable weapon. We believe we have made substantial progress to that. We also know that the Noteholders may convert to shares or call for repayment of their debt either on 1 September 2009 or later if the extension proposal proceeds. The extension proposal can be seen as the Company looking for maximum flexibility as it goes about the process of reorganising its capital.
We, the Board and executive, consider the Company to be in a better position than the market presently assesses. We are conscious of the complexity of our current capital structure and that it could be much better shaped. We will be trying to sensibly achieve that in the next 12 months.
This past year our staff have worked across the two offices as a single team. I am very grateful to our staff who have continued to be enthusiastic about their pursuit of outcomes for the Company. To Dr Lee Finniear our CEO, Mr Brett Farmer, our CFO who has a much greater task then we generally acknowledge, to Brigadier Peter Pursey who has worked so diligently with STK, to all of our engineering team and our small but strong US office staff, headed up by the unflappable Mr Faulkner and of course our support and back office people in both locations, our thanks. To Peter Jonson, John Nichols and Jim Crunk, my fellow Directors, my thanks for your support and generosity of spirit. As Jim Crunk leaves us at this meeting, my particular comment of recognition for his patience and steadfastness for our associated company Metal Storm Incorporated in the USA. And to Mr Joe Cronin who did an extraordinary job as our Chief Scientist, scrimping and saving to get the outcome for the absolute minimum expenditures. Joe, congratulations on your achievements. We look forward to watching your star rise albeit elsewhere.
To the newer Board Members of Metal Storm Inc, Bill Henkel and Chairman, Dick Metrey, thank you for joining the team.
To the Shareholders and Noteholders of the Company the Board thank you for your interest, encouragements and good grace.
END

Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity       Metal Storm Limited
ABN 99 064 270 06
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	James M Crunk

Date of last notice	4 October 2005

Date that director ceased to be director	23 May 2008
Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

No securities held

+ See chapter 19 for defined terms.

Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest	No securities held
Part 3 — Director’s interests in contracts

Detail of contract	No interests in contracts

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2

Metal Storm Annual General Meeting 23rd May 2008 CEO Presentation Dr Lee J Finniear

Introduction
· The path to commercialisation...” — Overview of the last 12 months — Strategy progress — NOW and NEXT — STK Agreement — Key product progress & plans — US Operations Update — AFTER NEXT — the longer term future

NOW — Pass Convertible Note Covenants
· Fully functional prototypes of: — 3GL — Redback — Airburst, EBX and HE 40mm munitions
· Maintain minimum cash balances

Redback Anti-RPG Trials · First anti-RPG trials tested Metal Storm ability to impact simulated RPGs with 40mm grenades · Trial was successful · EOS currently working on detection, tracking & targeting modules.

Redback Anti-RPG Video Clip

NEXT
· Bring product to market ASAP — Get a product ready to sell that buyers will pay for — Qualify the product for military use — Secure a manufacturing partner — Secure a sales & distribution partner — Build a pipeline of committed customer interest
- Exploit demand driven opportunities that could deliver a shorter path to significant revenue

A Product Ready to Sell....
· Cost Engineering
· 40mm Tailpiece — Complete redesign — 80% cost reduction — Improved performance — Internal coil — Improved robustness for practical military use

Manufacturing & Marketing Partner — STK
· Singapore Technologies Kinetics (STK) — Division of Singapore Technologies — Largest 40mm ammunition manufacturer globally
- Manufactures a range of small arms including assault rifles, machine guns and grenade launchers
- Also manufactures armoured vehicles, artillery and other military support hardware - Successful global marketing and distribution infrastructure

Collaboration Agreement — STK · Metal Storm and STK will “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons” STK President Sew Chee Jhuen (centre) at the Singapore Air Show

Steps to Production

Ammo
Design testing
Qualification (transport & man firing)
Limited Production (to support trials)
3GL
Design testing
Qualification (man firing)
Limited Production (to support trials)
Dependent on qualification success, demo and trial feedback
Feedback based design revision and qualification
Limited scale production
Production engineering/tooling
Full Production
Dependent on volume of orders received

Steps to Production
Qualification Limited Production Ammo Design testing (transport & man firing) (to support trials) Qualification Limited Production 3GL Design testing (man firing) (to support trials)
Dependent on qualification success, demo and trial feedback Feedback based design Limited scale production
Full Production revision and qualification Production engineering/tooling Dependent on volume of orders received

3GL · 3GL Firing Video

Sales & Marketing
· Primary Marketing Events — Association of US Army Exhibition (AUSA) — Singapore Air Show — NDIA Small Arms Symposium — EuroSatory — AUSA 2008 — IDEX
· Substantially increased business development investment — and shifted its focus toward acquiring contracts that offer a path to production

NEXT — review
· Bring product to market ASAP — Get a product ready to sell that buyers will pay for — Qualify the product for military use — Secure a manufacturing partner — Secure a sales & distribution partner — Build a pipeline of committed customer interest
- Exploit demand driven opportunities that could deliver a shorter path to significant revenue

US Operations · Completed 6 R&D and limited production contracts · Increased business development focus with EH Group · Signed several partnerships including iRobot · Developed FireStorm and MAUL based on work done under contract with the US DoD

FireStorm · 4 barrel 40mm ROWS including Metal Storm mount · Cost effective · Lethal and Less Lethal munitions · Can use the 40mm ammo we are currently qualifying with STK · Integrated with an iRobot Warrior UGV · Can be used in fixed asset, vehicle or robotic applications · FireStorm Less Lethal Video

Multi-Shot Accessory Under-barrel Launcher (MAUL) · 12 gauge (18mm) 4 shot accessory grenade launcher & shotgun · Lightweight (under 3lb) · Semi-automatic (potential for full auto) · Fires stacked Frag12 grenades · Can use less lethal munitions — to create lethal/less lethal combined weapon · No moving parts — high reliability · Underslung using standard Picatinny rail
· Bore aligned with main combat weapon (same sights) • video

International Infantry & Joint Services Small Arms Symposium — public firing of MAUL Attendees at the Small Arms Symposium Live Fire Demos

AFTER NEXT and Beyond · We are now at the focal point of completing a qualified weapon and ammunition · We stand on broad base of research and development from Metal Storm over many years. · Once we have proven the technology with battle fielded weapons, and with positive cash flow, we can move on. Many past concepts, and new ideas, become possible and credible t

In conclusion...... · Final phases of development and qualification of first product set · Clear path to manufacture, marketing and distribution · More focused than we have ever been · Thank you to our staff... . · .. And to our shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 26, 2008	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary